CONFIDENTIAL TREATMENT
REQUESTED BY AAC HOLDINGS,
Howard H. Lamar III	INC. – AAC-001

hlamar@bassberry.com

(615) 742-6209

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” OMITTED INFORMATION HAS BEEN BRACKETED IN THE UNREDACTED PAPER FILING FOR EASE OF REFERENCE.

August 20, 2014

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
David Link
Ruairi Regan
Raj Rajan
Jamie Kessel

Re:	AAC Holdings, Inc.

Registration Statement on Form S-1

File No. 333-197383

Ladies and Gentlemen:

We are submitting this letter on behalf of AAC Holdings, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-197383) (the “Registration Statement”). References in this letter to the Company refer, prior to the completion of the Reorganization Transactions (as defined in the Registration Statement), to American Addiction Centers, Inc. and, after the completion of the Reorganization Transactions, to the Company. Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, the Freedom of Information Act, 5 U.S.C. § 552, and the Privacy Act of 1974, 5 U.S.C. § 552a.

The purposes of this letter are (i) to provide an update to the Staff regarding offering timing considerations and (ii) to notify the Staff that the price range to be included on the cover of the Company’s preliminary prospectus is expected to be, subject to the approval of the Pricing Committee of the Company’s Board of Directors (the “Board”), between $[***]–$[***] per share, so that the Staff can complete its review of the Company’s fair value determinations related to the recent issuances of the Company’s common stock. The Company advises the Staff that the Company anticipates effecting a [***]-for-[***] forward stock split prior to the effective date of the Registration Statement but has provided the anticipated price range on a pre-stock split basis.

[***] Certain portions of this letter as filed via EDGAR have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

United States Securities and Exchange Commission	CONFIDENTIAL TREATMENT
August 20, 2014	REQUESTED BY AAC HOLDINGS,
Page 2	INC. – AAC-002

Timing Considerations

The Company advises the Staff that it anticipates printing its preliminary prospectus on [***], 2014 and commencing its road show on [***], 2014, with a target pricing date of [***], 2014. To achieve this schedule, the Company respectfully requests that the Staff provide the Company with an assessment of the Company’s fair value determinations as soon as possible (on or prior to [***], 2014, if possible). The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Previously Provided Information

The section captioned “Stock-Based Compensation Expense” beginning on page 81 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of (i) the Company’s approach to accounting for stock-based compensation, (ii) the methodology used by the Company to determine the fair value of its common stock on dates when shares of common stock were granted by the Board and (iii) the factors that caused the fair value of the Company’s common stock to change over time.

On November 19, 2013, the Company granted 92,815 shares of restricted common stock to three employees under the Company’s 2007 Stock Incentive Plan (the “Plan”). The fair value of the November 19, 2013 grants of restricted common stock was determined to be $10.19 per share, the valuation of which is described on pages 81 and 82 of the Registration Statement. In connection with a private placement of the Company’s common stock from February 2014 through April 2014, the Board determined the fair value of the Company’s common stock to be $12.76 per share as of February 12, 2014, the valuation of which is described on page 82 of the Registration Statement. On March 4, 2014, the Company granted a total of 18,565 shares of common stock to its non-employee directors. On April 11, 2014, the Company granted 3,019 shares of common stock to a non-executive employee under the Plan and 49,496 shares of restricted common stock to an executive employee under the Plan. The Board utilized the February 12, 2014 valuation in its determination that the fair value of the grants of common stock on March 4, 2014 and April 11, 2014 was $12.76 per share. In connection with these grants, the Board based its determination of the fair value of the Company’s common stock on third party valuation reports and the factors described in the MD&A section of the Registration Statement.

Increase in Value from November 19, 2013 and February 12, 2014 to August 20, 2014

In connection with its efforts to evaluate whether to pursue a public offering in the third quarter of 2014, the Company requested that representatives of the managing underwriters provide the Company with an estimated valuation range. On August 20, 2014, representatives of the underwriters, in consultation with the Company, recommended including a price range between $[***]–$[***] per share ($[***]–$[***] per share on a post-stock split basis) for the Company’s offering on the cover of the prospectus to be included in a pre-effective amendment to the Registration Statement, assuming the offering were to close on or before [***], 2014. At that time, representatives of the underwriters indicated to the Company that the proposed range was subject to fluctuation based on market conditions.

[***] Certain portions of this letter as filed via EDGAR have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

United States Securities and Exchange Commission
August 20, 2014

The Company believes the difference between the Company’s determination of fair value on November 19, 2013 and February 12, 2014 from the anticipated price range to be included on the cover of the prospectus to be included in a pre-effective amendment to the Registration Statement results primarily from the following factors:

•	Enhanced Balance Sheet and Financial Resources. The proceeds of a successful public offering would substantially strengthen the Company’s balance sheet as a result of (i) increased cash and (ii) the anticipated use of proceeds to pay down existing debt. Proceeds would also enable the Company to pursue potential future acquisitions and de novo facility developments. In addition, the completion of a public offering would provide the Company with access to the public debt and equity markets to raise additional capital in the future.

•	Enhanced Liquidity and Marketability of the Company’s Common Stock. The valuations of the Company’s common stock on November 19, 2013 and February 12, 2014 reflected the illiquidity of the Company’s common stock on those dates and the uncertainty at those times of whether the Company would effect an initial public offering of the Company’s common stock. The valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock that would be sold in the public offering market without liquidity and marketability discounts.

•	IPO Scenario Probability. The third party valuations used by the Board as part of its determination of the fair value of the Company’s common stock on November 19, 2013 and February 12, 2014 considered the likelihood and anticipated timing of an initial public offering. As explained in the MD&A section of the Registration Statement, the increased likelihood of an initial public offering was a factor for the increased value of the Company’s common stock from November 19, 2013 to February 12, 2014. Because the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the successful completion of an initial public offering, the increased valuation of the Company’s common stock is a result of the increased likelihood of a liquidity event, among other factors.

•	Other Recent Developments Impacting Valuation. In addition to the factors described above, the Company believes the completion of the Reorganization Transactions in April 2014, strong investor demand experienced in the private placement of the Company’s common stock from February 2014 through April 2014 and projected results of operations for the remainder of 2014 and 2015 all contributed to the difference between the estimated initial public offering price and the valuations of the Company’s common stock as of November 19, 2013 and February 12, 2014.

•	Feedback from Potential Investors. On June 4, 2014 and June 5, 2014, the Company engaged in discussions with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (“testing the waters meetings”). In connection with such testing the waters meetings, the Company received feedback from potential investors regarding the Company’s enterprise value which caused management to increase its expectations regarding the anticipated price range of an initial public offering of the Company’s common stock.

[***] Certain portions of this letter as filed via EDGAR have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

United States Securities and Exchange Commission
August 20, 2014

Conclusion

The Company believes that the actions taken by the Board to estimate the fair value of the Company’s common stock complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment) and the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company further believes that the fair values determined by the Board for the Company’s common stock applicable to common stock grants are appropriate and demonstrate the good faith efforts of the Board to consider all relevant factors in determining fair value at each valuation date.

If you have any questions regarding the above, please do not hesitate to call me at (615) 742-6209.

Very truly yours,

/s/ Howard H. Lamar III
Howard H. Lamar III

cc:	Michael T. Cartwright, AAC Holdings, Inc.

Michael P. Heinz, Sidley Austin LLP

[***] Certain portions of this letter as filed via EDGAR have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.